Exhibit (h)(9)



                             KEMPER SECURITIES TRUST

           AMENDED FEE SCHEDULE FOR ADMINISTRATIVE SERVICES AGREEMENT


Pursuant to Section 2 of the Administrative Services Agreement between Kemper Securities Trust (the "Fund") and Kemper Distributors, Inc. ("KDI"), the Fund and KDI agree that the administrative service fee will be computed at an annual rate of .25 of 1% based upon the assets with respect to which a Firm other than KDI provides administrative services and .15 of 1% based upon the assets with respect to which KDI provides administrative services.



KEMPER SECURITIES TRUST                     KEMPER DISTRIBUTORS, INC.



By:    /s/Mark S. Casady                    By:    /s/ James L. Greenawalt
       -----------------                           ----------------------
Title: President                            Title: President



Dated:  January 1, 2000